KRAMER LEVIN NAFTALIS & FRANKEL LLP
MUNGER, TOLLES & OLSON LLP

February 8, 2016

VIA EDGAR

Nicholas P. Panos, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	PICO Holdings, Inc.
Preliminary Consent Statement filed on Schedule 14A
Filed January 27, 2016 by Leder Holdings, LLC, et al.
File No. 033-36383

Dear Mr. Panos:

On behalf of Leder Holdings LLC, LH Brokerage LLC, Leder Holdings Opportunity Fund LLC and Sean M. Leder (collectively, “Leder Holdings”), set forth below are Leder Holdings’ responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Consent Statement on Schedule 14A (the “Preliminary Consent Statement”) filed by Leder Holdings on January 27, 2016 with respect to PICO Holdings, Inc. (“PICO” or the “Company”) as registrant.

For your convenience, your comments are bolded, italicized, numbered and presented in summary form below and each comment is followed by our response.  Please note that references to page numbers in your comments are included for the sake of clarity and refer to pages in the Preliminary Consent Statement, whereas references to page numbers in our responses refer to page numbers in Amendment No. 1 to the Preliminary Consent Statement (“Leder Holdings’ First Amendment”), in each case by reference to page numbers on the versions filed via EDGAR with the Commission. The revisions to the Preliminary Consent Statement described below are reflected in Leder Holdings’ First Amendment, which is being filed simultaneously with this letter.

1.	The cover letter makes reference to a “valid” Special Meeting Request Form. Revise to specify the number of days an executed request form will remain valid under the regulatory provisions of the issuer’s organizational documents and/or the applicable state of incorporation, or advise.

The cover letter to the Preliminary Consent Statement has been revised in response to the Staff’s comment.

KRAMER LEVIN NAFTALIS & FRANKEL LLP
MUNGER, TOLLES & OLSON LLP

United States Securities and Exchange Commission
Division of Corporation Finance
February 8, 2016

2.	Please provide a statement indicating the estimated release date of the definitive consent statement to security holders as required by Rule 14a-6(d).

The cover letter to the Preliminary Consent Statement has been revised in response to the Staff’s comment.

3.	To ensure compliance with Rule 14a-9, please provide us with the bases for these statements:

•	“we believe that the current Board has presided over enormous destruction in shareholder value and must be changed if shareholders are to realize value on their investment in the Company;” and

•	“the incumbent Board ... bears responsibility for the destruction of shareholder value and the substantial compensation paid to the Company’s chief executive officer despite the Company’s escalating cumulative losses;” and

On behalf of Leder Holdings, we are supplementally furnishing the Staff with certain materials in response to this comment.

4.	Please characterize the following statements, and all similar statements, as your belief:

From Page One:

•	“It is not difficult to see why the financial markets have dramatically soured on the Company.”

From Page Two:

•	“[o]ur interests are aligned directly with those of all other shareholders”

The Preliminary Consent Statement has been revised in response to the Staff’s comment.  See page 1 and page 2.

Why We Are Seeking To Call The Special Meeting, page 1

5.	Please explain why the S&P Total Return Index and Russell 2000 Index are appropriate comparators for the Company’s share price.

The Company utilizes the S&P Total Return Index and Russell 2000 Index as comparators in its public filings.  See “Company Stock Performance Graph” at page 32 of the Company’s annual report on Form 10-K, filed with the Commission on March 16, 2015.

KRAMER LEVIN NAFTALIS & FRANKEL LLP
MUNGER, TOLLES & OLSON LLP

United States Securities and Exchange Commission
Division of Corporation Finance
February 8, 2016

6.	Please clarify whether you will solicit votes in favor of the three proposals discussed by means of a separate proxy statement and proxy card once the record and meeting dates for the special meeting are established. If so, please note we may have additional and more specific comments on the substance of the proposals when you file additional soliciting materials for the special meeting to vote on the proposals.

As described in “The Proposals to be Introduced at the Special Meeting,” if the Special Meeting is called, our current intention is to put forth the three proposals by means of a separate proxy statement and proxy card once the record and meeting dates are established.

7.	Please explain the specific circumstances in which the participants would withdraw the request to call the Special Meeting.

The Preliminary Consent Statement has been revised in response to the Staff’s comment.  See page 2.

Background to the Solicitation, page 2

8.	Please describe the “substantial experience in real estate investment and management, and investing in undervalued situations” held by affiliates of Leder Holdings. Please also specify any particular individuals you are referring to.

The Preliminary Consent Statement has been revised in response to the Staff’s comment.  See page 2.

9.	Provide expand your description of the background events leading up to the participants’ decision to solicit consents to briefly describe the following:

•	The matters discussed during the May 13, 2015 and May 14, 2015 meetings with Mr. Hartman and Mr. Webb;
•	The items discussed in email exchanges with Mr. Webb on August 17, 2015;
•	The “concrete actions...to build value” discussed in the July 21, 2015 letter;
•	The items discussed in the October 6, 2015 meeting with Ms. Timian-Palmer; and The “certain questions” asked of Mr. Hart on November 17, 2015.

KRAMER LEVIN NAFTALIS & FRANKEL LLP
MUNGER, TOLLES & OLSON LLP

United States Securities and Exchange Commission
Division of Corporation Finance
February 8, 2016

Please also explain how each of the discussions and interactions cited relate to the participants’ decisions to solicit shareholder consents to call a special meeting.

The Preliminary Consent Statement has been revised in response to the Staff’s comment.  See page 2 and page 3.

10.	Please revise to describe the steps management would have to take to declassify the board under California law. Refer generally to Instruction 1 to Item 19 of Schedule 14A.

The Preliminary Consent Statement has been revised in response to the Staff’s comment.  See page 2.

The Proposal to be Introduced at the Special Meeting, page 4

11.	Briefly explain how and why the five directors listed were selected for removal.

The Preliminary Consent Statement has been revised in response to the Staff’s comment.  See page 4.

Information Concerning the Participants in this Solicitation, page 6

12.	Please explain how Leder Holdings intends “maximiz[e] value for all PICO shareholders.”

The Preliminary Consent Statement has been revised in response to the Staff’s comment.  See page 6.

Revocation, page 8

13.	State that a shareholder can also revoke consent provided to you by submitting a later-dated consent authorization to the Company.

The Preliminary Consent Statement has been revised in response to the Staff’s comment.  See page 8.

KRAMER LEVIN NAFTALIS & FRANKEL LLP
MUNGER, TOLLES & OLSON LLP

United States Securities and Exchange Commission
Division of Corporation Finance
February 8, 2016

Form of Consent

14.	Please revise the form of consent to include the disclosure required by Rule 14a-6(e)(1).

The Form of Consent has been revised in response to the Staff’s comment.

15.	As required by Rule 14a-4, please revise the form of consent to indicate that the consent statement is being furnished by each of the parties specified as a filing person on the cover page of Schedule 14A.

The Form of Consent has been revised in response to the Staff’s comment.

*        *        *

We would also like to draw the Staff’s attention to a number of points in the Preliminary Revocation Solicitation Statement filed by the Company with the Commission on February 2, 2016.  As explained below, we believe that certain statements made by the Company in its preliminary materials are either unsupportable or incomplete and misleading, and should either be deleted or revised.  (Page references are to the pagination in the Company’s Preliminary Revocation Solicitation Statement.)

Allegations With Respect to Depriving the Company’s Shareholders of a Control Premium —pages 1 and 21 other appearances

The Company states 22 times in its Revocation Solicitation Statement that Leder Holdings is attempting to “acquire control” of the Company without paying the Company’s shareholders “a control premium for their shares.”  There is no basis in logic or under California law for such a statement, and the Company should be required to retract it.

A “control premium” is “[a] premium paid for shares carrying the power to control a corporation.”  Black’s Law Dictionary (10th ed. 2014).  Control premiums therefore arise in the context of the purchase or sale of shares that transfers control of a corporation.  See Paramount Commc’ns Inc. v. QVC Network Inc., 637 A.2d 34, 43 (Del. 1994) (a “control premium” represents the price paid for “the acquisition of majority status and the consequent privilege of exerting the powers of majority ownership”).  Shareholders in a widely held corporation have an interest in receiving a control premium when there is a “sale of control” creating a “controlling stockholder” and relegating the rest to a “minority equity voting position.”  Paramount, 637 A.2d at 43.  While these are cases decided under Delaware law, the law is no different in California.  See Marsh’s California Corporation Law § 11.16 (citing Paramount, and noting that “undoubtedly the California courts will give considerable weight to [leading Delaware law] decisions if and when the same issues [regarding change of control] arise regarding a California corporation.”).

KRAMER LEVIN NAFTALIS & FRANKEL LLP
MUNGER, TOLLES & OLSON LLP

United States Securities and Exchange Commission
Division of Corporation Finance
February 8, 2016

Leder Holdings currently owns approximately 1% of the Company’s outstanding shares, and will not acquire any shares or voting power through the solicitation of consents to call the Special Meeting or, if the Special Meeting is called, the election of a slate of directors.   Rather, Leder Holdings is asking shareholders to exercise their voting rights, which they will fully retain regardless of the outcome of the solicitation to call the Special Meeting or the Special Meeting itself.  Indeed, as expressly set forth in Leder Holdings’ First Amendment, consistent with its July 21, 2015 letter to shareholders, Leder Holdings intends to advocate a platform of destaggering the Company’s Board of Directors, further empowering shareholders so that they can replace all of the directors at any time.

The Company’s management should be required to articulate a basis, with appropriate citation to legal precedent, for its startling proposition that a successful proxy contest by a 1% shareholder deprives the other shareholders of a control premium for their shares.  Otherwise, the Company should be required to remove each of the 22 statements to this effect from its Revocation Solicitation Statement.

Misleading and Incomplete Statements Concerning Mr. Leder’s Membership on the Qualstar Board — page 1

In urging opposition to the solicitation of consents to call the Special Meeting, the Company makes reference to the performance of Qualstar Corporation since Mr. Leder joined the Qualstar board as a result of successful proxy contest.  We do not dispute that the stock price of Qualstar has declined since the time of the proxy contest.  But what the Company fails to mention is that the Qualstar stock is very thinly traded — with an average daily trading volume over the most recent trailing three months of approximately 16,000 shares out of approximately 12,250,000 shares outstanding, or less than 0.15%.  More importantly, the Company neglects to mention the substantial improvement in operating performance since the new Qualstar board assumed office.  Qualstar reduced its net loss from $10,363,000 in fiscal 2013, the year before the proxy contest, to $1,308,000 net loss in the most recently completed fiscal 2015 year.

We do not believe that a dissection of the performance of Qualstar is relevant to the solicitation of consents to call a Special Meeting of PICO shareholders.  However, if the Company’s management believes there is relevance, it should be required to provide shareholders with all relevant data.

KRAMER LEVIN NAFTALIS & FRANKEL LLP
MUNGER, TOLLES & OLSON LLP

United States Securities and Exchange Commission
Division of Corporation Finance
February 8, 2016

The Company’s Reservation of Its Right to Challenge the Leder Holdings Consent Solicitation — page 7

The Company states in its Preliminary Revocation Solicitation Statement, “The filing or distribution of this Revocation Solicitation Statement is not intended as and should not be taken as an admission by PICO of the validity of the Leder Solicitation or a waiver of any provision of the Articles of Incorporation or Bylaws or of any rights by PICO.”

If the Company believes that it has a basis for challenging or invalidating the compliance of Leder Holdings’ solicitation of consents to call the Special Meeting, by reason of any of the Company’s Articles of Incorporation, Bylaws or California law, it should so state in its Revocation Solicitation Statement.  If the Company believes that it has such a basis, but is concealing its assertion for a later time after shareholders have furnished their consents to Leder Holdings, such a concealment, we submit, would be a material omission and a likely violation of Rule 14a-9.

If you have any questions or comments regarding the responses set forth herein, please call me at (212) 715-9280.

Very truly yours,

/s/ Abbe L. Dienstag

Abbe L. Dienstag
Kramer Levin Naftalis & Frankel LLP

/s/ Brett J. Rodda

Brett J. Rodda
Munger, Tolles & Olson LLP
(as to matters of California law)

cc:            Mr. Sean Leder